

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2019

Jianmin Gao
Chief Executive Officer
Consumer Capital Group, Inc.
1125 Route 9W S
Nyack, NY 10960

   Re: Consumer Capital Group, Inc.
     Form 10-K for the year ended December 31, 2018
     Filed April 1, 2019
     File No. 000-54998

Dear Jianmin Gao:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Finance

cc: Brian Daughney